SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eco-Stim Energy Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27888D101
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,569,222 shares of Common Stock*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 31,569,222 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,569,222 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.84%*
14	TYPE OF REPORTING PERSON IA, CO

* See also the Proxy Right described in Item 4 of the Schedule 13D.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on March 16, 2017 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the common stock, $0.001 par value (the "Common Stock"), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented, as follows:

The Reporting Person acquired an additional 29,538,786 shares of Common Stock upon conversion of the Notes. The Reporting Person used a total of $41,354,301.37 to acquire the Notes. The source of the funds used to acquire the Notes is the working capital of Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented, as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4 of Schedule 13D). The percentages used in this Schedule 13D are calculated based upon an aggregate of 44,566,626 shares of Common Stock outstanding, which is the sum of (i) 15,027,840 shares of Common Stock issued and outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 and (ii) 29,538,786 shares of Common Stock issued upon conversion of the Notes.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4 of the Schedule 13D).

(c)	Pursuant to the approval on June 15, 2017 by shareholders of the Company representing a majority of the outstanding Common Stock not held by the Fir Tree Fund of the conversion of the Notes, the Notes converted into 29,538,786 shares of Common Stock.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel